Exhibit 99.1

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED ANNOUNCES THE FIRST ENTERPRISE CONTRACT FOR ITS AI-POWERED COMMUNICATION SKILLS LEARNING (CSL) PRODUCT AND SERVICES

SHENZHEN, China, March 4, 2026 (GLOBE NEWSWIRE) — Skillful Craftsman Education Technology Co., Ltd. (“Skillful Craftsman” or the “Company”) (NASDAQ: EDTK), a company specializing in educational technology innovation, artificial intelligence (AI) skills training, and digital transformation for educational institutions, today announced that its wholly-owned subsidiary, Shenzhen Qianhai Jisen Information Technology Co., Ltd. (“Jisen”), has entered into an AI Technology Service and Product Sales Agreement (the “Agreement”) with an auto insurance service company in China. Pursuant to the Agreement, Jisen will provide its self-developed Communication Skills Learning (CSL) intelligent communication assistance product and related supporting services to the customer and assist it enhancing efficiency in scenarios such as employee training, customer service communication & support, and sales script optimization. The technical service and product usage fees under the Agreement are on a monthly fee basis. The monthly service fee (exclusive of tax) is RMB 100,000 per month (approximately $14,493). The term of the Agreement is 12 months, commencing from February 25, 2026, and ending on February 24, 2027. This Agreement represents the first commercial deployment of the Company’s proprietary Communication Skills Learning AI-assisted product to a corporate customer, aligning with its strategic focus on developing AI products that enhance communication proficiency.

The AI-assisted platform of Skillful Craftsman is an AI tool specifically designed for communication scenarios, focusing on expression optimization and relationship management. Its core functionalities include scenario and emotion intelligent sensing, communication strategy and goal management, personalized expression optimization, and a closed-loop learning mechanism.

Mr. Bin Fu, Chief Executive Officer of Skillful Craftsman, commented, “This contract validates the market demand for our CSL technology in commercial applications. Securing our first business customer demonstrates the practical value and broad applicability of our AI platform in optimizing professional communication and improving corporate productivity.”

About Skillful Craftsman Education Technology Limited

Skillful Craftsman Education Technology Limited (“Skillful Craftsman” or the “Company”) is focused on advancing educational technology innovation, artificial intelligence (AI) skills training and digital transformation for educational institutions. The Company’s intelligent learning platforms and teaching management systems help companies and educational organizations achieve more effective training, teaching and learning experiences. The Company is committed to promoting learning innovation through the integration of artificial intelligence and digital technology, and creating efficient, intelligent and sustainable education solutions. For more information, please visit the Company’s website at edtk.ai.

Safe Harbor Statement

This report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements represent the beliefs, projections, and predictions of the Company about future events. All statements other than statements of historical fact are forward-looking statements. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These statements are based on information available at the time they are made and reflect the management’s beliefs as of that time. However, they are subject to known and unknown risks, uncertainties, and other important factors that could cause actual results, performance, or achievements to differ materially from any future results, performance, or achievements described in or implied by such statements. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times by which, or whether, our performance or results may be achieved. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

For investor and media inquiries, please contact:

Skillful Craftsman Education Technology Limited

Investor Relations Department

Mello Bai, Corporate Secretary

Email: mello.bai@edtk.ai